April 10, 2006

United States Securities

and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn:	Robert Burnett

Re:	Rockelle Corp.
Item 4.01 Form 8-K
Filed March 17, 2006
File No. 0-50416

Dear Mr. Burnett:

We represent Rockelle Corp. (“Rockelle” or the “Company”). We are in receipt of your letter dated March 21, 2006 and the following sets forth the responses to same:

1.

The EDGAR header you used to file the Form 8-K indicates that the date of the earliest event was March 15, 2006. This appears to be in error since the Weisberg registration occurred in 2005. Please file a new Item 4.01 Form 8-K with the appropriate EDGAR header or tell us why this is not appropriate.

Answer:                The EDGAR header has been revised to indicate that the date of the resignation was in 2005. Please note that per our conversation, we have filed a new Form 8k to reflect the proper date instead of amending the March 15, 2006 Form 8k.

2.

In paragraph (1)(a)(i) you state that Weisberg resigned August 20, 2005; however paragraph (ii) of this section states that the date was October 15, 2005. Please revise to disclose consistent dates or tell us why the dates are different. Also, please tell us if there are any special circumstances as to why you have filed an Item 4.01 Form 8-K in March 2006 for an event that occurred in 2005. Please note that Item 4.01 Form 8-K is due within four business days of the event.

Answer:                Paragraph (ii) of this section has been revised to clarify that the Wiesberg resigned in August 20, 2005 as set forth in paragraph (1)(a)(I). There were no special circumstance this was an oversight on behalf of the Company which we did not notice until the Company was preparing its December 31, 2005 Form 10KSB. The Company is now aware that pursuant to Item 4.01 the Form 8-K is due within four business days of the event and has represented that this will not occur in the future.

3.

You are required to disclose if there are any disagreements for either of the two most recent fiscal years or the subsequent interim period preceding the registration. Please revise to include this disclosure. Alternatively, you may wish to disclose the date you engaged Weisberg and to state, if true, that there were no disagreements from this date through the date of resignation. See Item 304(2)(1) of Registration S-B.

Answer:                This section has been revised to clarify that there have been no disagreements with Weisberg from the date of their engagement on May 10, 2005 to their resignation on August 20, 2005.

4.

Please disclose the nature of any reports issued by Weisberg, or to state that they have not issued any reports during the period of their engagement, if true. See Item 304(a)(1)(ii) of Regulation S-B.

Answer:                This section has been revised to clarify that Weisberg did not issue any reports during the period of their engagement.

5.

It appears that paragraph’s (1)(a)(ii) and (iv) both discuss disagreements. It is not clear why you include the information in separate paragraphs. Please delete paragraph (iv) and include the appropriate disclosure as requested in comment 3 above. Alternatively, please tell us the difference between the disclosures in the two paragraphs.

Answer:                Paragraph (iv) has been deleted and the appropriate disclosure set forth in comment 3 has been added.

6.

Paragraph (1)(a)(v) limits the period for which there were no reportable events to the most recent review period. This is not appropriate. Please revise to disclose any reportable events for the two most recent fiscal years and subsequent interim period preceding the resignation or for the period of engagement if you have disclosed that date.

Answer:                This section has been revised to disclose any reportable events for the period of engagement.

7.	Please tell us if you have previously reported the August 20, 2005 engagement of Gately, and if not, why not.

Answer:                As set forth in response to Question 2 above, the August 20, 2005 engagement of Gately was not previously reported due to an oversight by the Company.

8.

Please revise to state that there are not disagreements with Gately for the two most recent years and the subsequent interim period through the date of dismissal, if true. It appears That the disclosures in paragraphs (1)(b)(iii) and (v) could be combined to provide the required disclosures. Please revise or advise.

Answer:                The disclosures in paragraphs (1)(b)(iii) and (v) have been combined to disclose there are no disagreements with Gately for the two most recent years and the subsequent interim period through the date of dismissal.

9.

Please revise the disclosure with respect to reportable events in paragraph (1)(b)(vi) to eliminate the limitation that there were no reportable events in only the most recent review period. Also, please revise to eliminate the disclosure relating to the period subsequent to March 15, 2006.

Answer:                This section has been revised to disclose that during the two most recent fiscal years and any subsequent interim period through Gately & Associates’ dismissal on March 15, 2006 there were no reportable events.

Please note that the Company has confirmed that it is aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin

GREGG E. JACLIN

GEJ/tp